UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 30, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant?s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Update from the chief financial officer


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
(?Sasol?)


UPDATE FROM THE CHIEF FINANCIAL OFFICER

Dear Sasol follower,

In the 2012 financial year to date, oil and commodity prices reflect a considerable improvement compared to the prior comparable period. This together with improved operational performance in certain businesses and a weaker South African rand has enhanced group profitability.

Operationally, our performance was mixed. Sasol Synfuels had a tough start to the year with industrial strike action and production incidents hampering smooth operations. However, we are pleased to report continued operational improvements at ORYX GTL. Our international polymers, olefins and surfactants, mining, and international upstream businesses also had a good quarter.

In line with our focus on factors within our control, we are working to ensure the sustainable performance of our businesses by maintaining strict cost discipline and driving margin improvement. This focus is underpinned by our strategic initiatives of sales and marketing excellence, and planning and optimisation throughout the group.

We previously announced our intention to review our investment in Iran and we have subsequently entered into discussions to potentially divest our stake in Arya Sasol Polymers Company.

We are excited about the growth prospects presented by our recent agreement to explore for coal bed methane in Botswana as well as the opportunity to further convert abundant ethane to chemicals at our operations in Louisiana in the United States. We will commence studies on the feasibility of each of these opportunities in the near future.

We are well positioned to deliver increased earnings for the 2012 financial year.

The 17th United Nations Framework Convention on Climate Change (COP17) is taking place in Durban until 9 December 2011. Sasol is proud to have worked closely with the South African government to ensure the successful hosting of this important event.
We remain committed to transitioning to a lower carbon and climate resilient economy and are actively engaging with the South African government in its development of national policy.

Markets remain volatile

The euro area sovereign debt crisis and fears over its potential impact on global economic activity led to a particularly volatile period. Initially, peripheral euro area economies were the focal point of the crisis, but this has now spread to Italy, Europe?s third-largest economy. These uncertainties and continuing market turbulence, along with some policy-induced slowdowns in economic growth in countries such as China, are already having an impact on the outlook for global economic growth. In all likelihood, the euro area may experience the start of a mild industrial recession towards the end of this calendar year.

Against this background, we expect markets to remain volatile, responding to news flow from policy makers in Europe. The extent to which the euro area debt crisis will impact the global economic growth outlook remains unclear and much still depends on the credibility and success of the plans put forward to address the debt crisis in some European economies. What is clear, however, is that the greatest downside risk to both the global and domestic economic growth outlook emanates from Europe.

Higher oil, product prices and a weaker rand drive profitability

During the first quarter of our 2012 financial year, dated Brent crude averaged US$113 per barrel (bbl), up 18% from the previous financial year. This increase, combined with a weakening of the rand against the US dollar, led to a 21% rise in average domestic fuel prices in the first quarter from the previous financial year.

Despite a weakening global growth outlook and the prospect of a return of Libyan oil supply, oil prices are expected to trade in a range of US$100/bbl to US$120/bbl in the near term.

In the chemical markets, polymer prices were held back by sluggish global demand and remained relatively flat from the previous financial year. Chinese demand slowed down as a result of both the European economic situation and the Chinese government?s desire to reduce inflation. Feedstock prices into our South African polymer operations have increased on the back of higher crude oil prices.

International solvents prices have also softened slightly, due to deliberate de-stocking by customers to reduce working capital and the global economic uncertainty. Nevertheless, average US dollar prices in the first quarter were 7% higher than the average for the previous financial year.
The weakening of the South African currency positively impacted our effective rand sales prices throughout the group?s businesses.

Prices for alcohols (especially mid-cut alcohols) continued to decline, driven mainly by rapidly declining lauric oil prices. These have fallen by 50% since February 2011. However, lauric oil prices now appear to have stabilised and have even increased somewhat in the last several weeks, which should help prevent further alcohol pricing declines as we move into the new calendar year. Prices for alcohol-related surfactants have to a large extent followed alcohol pricing. However, it is important to note that the competitiveness of our integrated Lake Charles facility in North America which manufactures synthetic alcohols from ethylene has enabled us to remain robust in the face of margin volatility in the price-setting oleochemical alcohol market.

Offshore businesses deliver an improved operational performance

Sasol Synfuels? first quarter production totalled 1,6 million tons. This was 4% lower than the same period in the previous financial year due to industrial strike action and other production incidents. Notwithstanding these challenges, Sasol Synfuels remained a star group performer, with an operating margin for the period in excess of 40%.

In October 2011, Sasol Synfuels concluded a very successful phase shutdown, with no major injuries or incidents. All units were available in line with the start-up schedule. Repair work to the raw gas line and gasifiers damaged in a fire at the start of the financial year has been completed and all equipment is back in production. During November, coal supply to the Secunda East plant was interrupted by an incident on the coal conveyor system. The coal conveyor system is in the process of being repaired. Management rigorously investigates incidents of this nature in order to establish the root cause and to apply the lessons for future operations. Sasol Mining had a good first quarter, with improved production compared to the prior comparable period.

In Qatar, our ORYX GTL joint venture plant performed exceptionally well during the first quarter of the financial year. Average daily production during this period was 28 200 barrels per day (bbl/d), at an average capacity utilisation rate of 87%. The plant has met and frequently exceeded nameplate capacity, with a daily average production utilisation rate for September 2011 of 105% or 33 900 bbl/d.

The first quarter results for Arya Sasol Polymer Company were negatively influenced by the downtime required to modify the demethaniser column in the cracker section of the plant. For this reason, utilisation rates for the integrated facility were, on average, around 70% in the period.
However, remedial work was completed successfully and the cracker has since concluded its full-rate trials and the plants are running steadily at higher rates.

Sasol Olefins & Surfactants posted a very strong set of results for the first quarter, maintaining a double-digit operating margin. Rising feedstock pricing has been mitigated through product portfolio optimisation, some pass-through of price increases, and continued cost management. Sales volumes in the first quarter declined marginally compared to levels achieved in the last quarter of the 2011 financial year. A further softening in sales is expected, partly as a result of seasonality. At our Lake Charles operations, low regional natural gas prices continue to support the profitability of our ethane cracker. In light of the current euro zone debt crisis, we have a renewed focus on working capital and risk management.

Strict cost discipline leads to lower real cash fixed costs in the first quarter

The group continues to focus on strict cost management. Group cash fixed costs for the first quarter of the 2012 financial year were lower in real terms than those of the first quarter of the 2011 financial year.

Reviewing our activities in Iran

Sasol has entered into discussions with a view to potentially divest of its stake in the Arya Sasol Polymer Company. Further announcements will be made at a later date once sufficient progress has been made on these discussions.

Canada upstream development continues

Sasol is participating with Talisman Energy Inc. in a 50:50 partnership in the development of Farrell Creek and Cypress A shale gas assets in British Columbia, Canada. These assets are operated by Talisman.

On the Farrell Creek acreage an extensive appraisal and development programme has been executed in the 2011 calendar year, with newly drilled and completed wells adding to the existing inventory of producing wells. Production for the year to date has been below expectations as a result of drilling and completion delays, and reservoir complexity. This has also resulted in unit costs exceeding the initial investment plan. The partnership is however pursuing various alternatives to bring production and costs back in line with our growth expectations. Against the back drop of a weak near term outlook for North American gas prices, it is deemed prudent to temporarily slow down the development drilling activities and focus on a more comprehensive appraisal campaign to better define ?sweet spots?, allow for the implementation of cost savings and the establishment of efficient operations. The lessons from that will then allow for a more optimised ramp-up of operations in the ensuing years.

In preparation for a ramp-up of production, in June 2011 the partnership increased capacity at the central production facility to 180 million standard cubic feet per day (mmscf/d). Gross production at the end of calendar year 2011 is expected to be in the range of 70-80 mmscf/d.

Progressing the Uzbekistan GTL project to FEED

In September 2011, Sasol and its partners in Uzbekistan GTL LLC signed an investment agreement with Uzbekistan?s Minister of Foreign Economic Relations, Investment and Trade for the development and implementation of a gas-to-liquids (GTL) project in the Central Asian country. Under this agreement, the investors and the GTL project will enjoy investment protection and various fiscal benefits to ensure the successful implementation and operation of the GTL facility.

Sasol and Uzbekneftegaz each hold a 44,5% interest in Uzbekistan GTL LLC and PETRONAS of Malaysia has an 11% interest. The partners have commenced the front end engineering and design (FEED) phase for a 38 000 bbl/d GTL plant. Depending on the timing of the final investment decision, the plant is expected to come into operation in the second half of this decade. The escalated end of job cost for the project is estimated at US$4,2 billion.

Coal bed methane (CBM) in Botswana

Sasol and Australia?s Origin Energy, via the Kubu Joint Venture, have signed an agreement to jointly acquire three prospecting licences in Botswana from Sekaname (Pty) Ltd, a local CBM exploration company based in Gaborone. The prospecting licences cover an area of approximately 3
000 square kilometres and are located in the central district of Botswana. The transaction is subject to final approval by the Botswana government.

The joint venture partners plan to conduct a number of exploration activities in the licence area in the next two years to determine the quantity of natural gas available and the feasibility for future commercial development. The first phase of the exploration will include an airborne magnetic survey, sampling of borehole cores, and the drilling of test wells.

Karoo Basin technical study concluded, permit expired

We recently concluded an extensive technical study for shale gas in the Karoo Basin in South Africa.

The technical cooperation permit (TCP) which allowed us to do this expired on 17 November 2011 and we have decided not to pursue further exploration activities in the area at this stage. Sasol will, however, continue to monitor the South African shale gas landscape for new developments.

Feasibility study for an ethane cracker facility at Lake
Charles to advance

The rapid development of the shale gas industry in North America and the resulting decoupling of the crude oil and natural gas prices have created several opportunities for growth for Sasol in both fuels and chemicals. In particular, the availability of significant volumes of natural gas liquids, and specifically ethane, has opened up opportunities in the ethane feedstock area for cracker-based chemicals.

We recently completed a pre-feasibility study into such opportunities. It confirmed that a world-scale ethane cracker with certain downstream ethylene-derivative units at our Lake Charles site in Louisiana offers an attractive investment opportunity with a sustainable competitive advantage to Sasol. It also supports our growth aspirations, delivering on the targets to expand our chemical businesses. The Sasol board of directors has approved the advancement of this project into a feasibility study, to assess in more detail the technical and commercial viability of such a world-scale ethane cracker and the development of strategic partnerships at an appropriate level, to the extent necessary. The envisaged capacity of the cracker will be to produce between 1 million and 1,4 million tons of ethylene per annum. A cracker and derivatives complex of this size is anticipated to cost between US$3,5 billion and US$4,5 billion. The feasibility study is scheduled for completion in the second half of the 2013 financial year.

Additional mine replacement at Secunda approved
As mentioned in the past, our Middelbult Colliery near Secunda is nearing the end of its useful life and will start to reduce its production volumes from 2015. As a result, the Sasol board approved the capital application of R5 billion to establish the new Shondoni Colliery. The total extractable reserves at this new mine are approximately 190 million tons (Mt), giving Shondoni Colliery an operating life of 20 years.

Construction of our Thubelisha shaft and Impumelelo Colliery is progressing well. These two mines will unlock extractable coal reserves of approximately 160 Mt and 290 Mt respectively. Together with Shondoni, they will add significantly to our ability to sustain our Sasol Synfuels business value chain and our export business for decades to come.



Confronting the climate change challenge

Sasol recognises the importance of COP17 to South Africa as a nation and has been working with government and other stakeholders to ensure a successful hosting of the event. In particular, Sasol commits to showcasing its mitigation and adaptation achievements, sharing best practices and participating in effective and aligned engagements. Sasol is proud to support collective action between stakeholders as reflected in the Green Economy Accord, which has been signed by the South African government, business, organised labour and community constituencies and the Energy Efficiency Leadership Network pledge, which will be signed during COP17.

In October 2011, the government gazetted its white paper on the national climate change response policy in which it committed to partnering with business and industry. Sasol welcomes this commitment and continues to work to foster a constructive partnership with the government.

Sasol also welcomes the government?s recognition that the development of any carbon tax regime must be informed by a number of considerations as set out in the white paper. Together with Business Unity South Africa (BUSA), we are engaging with the National Treasury to provide information on a number of issues.

Feedback from Sasol?s annual general meeting

At the Sasol annual general meeting on 25 November 2011, shareholders, among other resolutions, authorised the Sasol board of directors to approve the repurchase of up to 10% of the company?s issued ordinary shares on the open market, in accordance with the Companies Act and the JSE Listings Requirements.

Trading statement

In our trading statement issued on 23 November 2011, we forecast our earnings per share and headline earnings per share for the six months ending 31 December 2011 to increase by at least 45% compared to the prior comparable reporting period. Due to continued volatility, Sasol is unable at this time to give a more precise indication of how much this increase will be, but a more accurate estimate will be given once the half year has closed and we have greater certainty.

In addition, our results may be impacted by further changes in oil and product prices, volume variances, the impact of closing exchange rates on financial assets and liabilities, as well as any adjustments resulting from our half year-end process. This may result in a change in the estimated earnings.


Guidance for the full year

Sasol Synfuels? production volume guidance for the 2012 financial year has been revised to a range of between 7,0 Mt and 7,2 Mt to take into account the cumulative effect of three unforeseen incidents that have impacted production for the year to date.

We expect ORYX GTL to achieve a full-year utilisation rate of between 80% and 90% of nameplate capacity and we remain confident that full-year production at Arya Sasol Polymer Company will be above 80% of nameplate capacity. In spite of the production delays experienced at Farrell Creek, we expect year-on-year volume growth from this shale gas venture. In addition, we remain committed to containing costs within inflation and improving margins.

We are well positioned to deliver increased earnings for the 2012 financial year. We will release Sasol?s results for the six months ending 31 December 2011 on Monday 12 March 2012.

The forecast financial information appearing in this update has not been reviewed and reported on by Sasol?s external auditors.

In closing

We were encouraged that Sasol's 2010 annual report, including the annual financial statements, were ranked 9th among the top 300 global annual reports out of the listed companies surveyed in the 2010 Annual Report of Annual Reports, published by Report Watch of e.com.

Thank you for your on-going interest in Sasol, especially through these volatile times. We remain confident that we will deliver improved results and grow shareholder value.

Best wishes for a safe and joyous festive season!

Best regards,

Christine Ramon

Notice of site visit
We would like to draw your attention to the upcoming site visit to our ORYX GTL plant in Ras Laffan, Qatar, where we will share insight on the performance of this, our flagship GTL facility. The visit will be hosted by Sasol on 7 and 8 December 2011, and will coincide with the World Petroleum Congress in Doha. Presentations made at this site visit will be made available on our website, www.sasol.com.




30 November 2011
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

Forward-looking statements:
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as ?believe?, ?anticipate?, ?expect?, ?intend?, ?seek?, ?will?, ?plan?, ?could?, ?may?, ?endeavour? and ?project? and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2011 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.













SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited,has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 30, 2011				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary